Exhibit 99.1

Subsea 7 S.A. announces major subsea contract
offshore Australia

Luxembourg – July 29, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today that it has been awarded a contract valued at approximately $440 million from Chevron Australia Pty Ltd for the Chevron-operated Gorgon Project, offshore Western Australia.

The work scope includes installation and tie-in of heavy lift structures in the Gorgon and Jansz Fields, respectively 65km and 130km from Barrow Island, off the north-west coast of Western Australia, in water depths of up to 1,350m. The project scope includes engineering, spools fabrication, transportation, installation and pre-commissioning of the following:

•	20 subsea structures and foundations, each of up to 1,065 Te;
•	15 heavy spools, each of up to 190 Te;
•	48 tie-in spools;
•	39 electrical and 18 hydraulic flying leads; and
•	5 infield umbilicals and 2 associated distribution units.

Project management and engineering will commence immediately from Subsea 7’s office in Perth, Australia, with offshore operations scheduled to commence in 2013 using Sapura 3000 and other construction vessels from our fleet.

Barry Mahon, Subsea 7’s Senior Vice President, Asia Pacific & Middle East, said: “We are delighted to be awarded this pioneering contract, which complements the recent award of the Gorgon Umbilicals Project and provides an excellent opportunity to further build upon our strong local presence, our expertise in engineering, project management and installation and our long standing track record of delivering significant subsea projects in Australia.”

Jean Cahuzac, Subsea 7’s Chief Executive Officer, said: “The Gorgon Project represents an important development for the subsea market in Australia and we are delighted to be awarded this prestigious contract by Chevron. This contract builds upon our world class assets and enhanced capabilities to apply advanced solutions to meet the increasingly challenging needs of our clients in their complex subsea developments, reinforcing our position as a global leader in seabed to surface engineering, construction and services.”

The Gorgon Project is one of the world's largest natural gas projects and the largest single-resource project in Australia's history. It is operated by Chevron and is a joint venture of the Australian subsidiaries of Chevron (approximately 47%), ExxonMobil (25%) and Shell (25%), Osaka Gas (1.25%), Tokyo Gas (1%) and Chubu Electric Power (0.417%).

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.